EXHIBIT 99.2

TRX Gold Announces Major Milestone with Addition to the MVIS® Global Junior Gold Miners Index

TORONTO, Sept. 14, 2026 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) is pleased to report that the Company has been added to the MVIS® Global Junior Gold Miners Index (“MVGDXJ”) following the Q3 2026 index rebalance announcement on September 11, 2026.

Stephen Mullowney, TRX Gold CEO commented: “Following our addition to the S&P/TSX Global Mining Index announced on March 28, I am very pleased to announce that TRX Gold has now also met the criteria for inclusion in the MVGDXJ, which is designed to track the overall performance of small-capitalization companies that are involved primarily in the mining of gold and/or silver1. TRX Gold’s inclusion in this major index has the potential to maintain and attract additional global institutional investment into the Company and increase liquidity, with the MVGDXJ being an important benchmark requirement for many large investment funds. This addition also positions the Company for possible inclusion in related funds and ETFs, including the Van Eck Junior Gold Miners ETF (“GDXJ®”) which seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the MVGDXJ. Congratulations to the entire team on achieving this important milestone!”

For the MVIS Global Junior Gold Miners Index (MVGDXJ), the Q3 2026 rebalance schedule is as follows:

  Index data / reference date: August 31, 2026
  Rebalance announcement: September 11, 2026
  Index Implementation / rebalance date: September 18, 2026
  New composition becomes effective: September 21, 2026, the next trading day after implementation.

About MVGDXJ1
The MVIS® Global Junior Gold Miners Index (MVGDXJ) tracks the performance of the most liquid small-cap companies in the global gold and silver mining industries. This is a modified market cap-weighted index, and only includes companies that generate at least 50% of their revenue from gold or silver mining, or at least 50% of their mining mineral resources are from gold or silver. For more information about the MVIS® Global Junior Gold Miners Index, please visit the index provider’s website.

1Source: https://www.marketvector.com/indexes/hard-asset/mvis-global-junior-gold-miners

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years at 3,000 tonnes per day of throughput capacity, and a US$1.9 –US$2.6 billion pre-tax NPV5% at average life of mine gold prices of US$4,000-US$5,000/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investor Relations
IR@TRXgold.com
+1-437-224-5241
+1 844 GOLD TRX (844-465-3879)
www.TRXgold.com

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to future inclusion of TRX Gold in additional indices or funds, ability to attract investors or increase liquidity as a result of being included in any index or for any other reason, future gold prices, continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production and capital expenditures.

Although TRX Gold believes the expectations expressed in such forward-looking statements and the preliminary data included in this press release are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the preliminary data and forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results from operations, exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.